FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY (“ITALY”), THE REPUBLIC OF SOUTH AFRICA (“SOUTH AFRICA”) OR IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

SAPPI ANNOUNCES CASH TENDER OFFER FOR UP TO $150 MILLION
PRINCIPAL AMOUNT OF ITS $500 MILLION 6.75% GUARANTEED NOTES DUE 2012

Luxembourg, 9 February 2011. Sappi Papier Holding GmbH (formerly Sappi Papier Holding AG, the “Company”) hereby announces it is offering to purchase for cash (the “Offer”) up to $150 million principal amount (the “Tender Cap”) of its outstanding $500 million 6.75% Guaranteed Notes due 2012 (the “Securities”) from each registered holder of Securities (a “Holder”). The purpose of the Offer is to acquire Securities in order to reduce the aggregate amount of the Company’s outstanding indebtedness.

The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated 9 February 2011 (the “Offer to Purchase”) and the related Letter of Transmittal. Capitalised terms used in this announcement have the meanings ascribed to them in the Offer to Purchase.

Title of Security	ISIN / Common Code or CUSIP	Principal Amount Outstanding	Tender Cap	Minimum Offer Price(1)(2)	Maximum Offer Price(1)(2)	Early Tender Premium(1)
6.75% Guaranteed Notes due 2012	Reg S: XS0149605627 / 014960562 144A: US803070AA91 / 803070AA9	$500,000,000	$150,000,000	$1,030	$1,060	$20
    _______________
(1) Per $1,000 principal amount of Securities validly tendered and not validly withdrawn prior to the Early Tender Date.
(2) Includes the Early Tender Premium.

The Offer will expire at 5:00 p.m., New York City time, on 10 March 2011, unless extended (such date and time, as the same may be extended, the “Expiration Date”). Holders must validly tender and not validly withdraw their Securities at or before 5:00 p.m., New York City time, on 23 February 2011, unless extended (such date and time, as the same may be extended, the “Early Tender Date”) to be eligible to receive the Total Consideration (determined pursuant to the modified “Dutch Auction” procedure described below) which includes the Early Tender Premium set out in the table above. The deadline for Holders to validly withdraw tenders of Securities is 5:00 p.m., New York City time, on 23 February 2011, unless extended (such date and time, as the same may be extended, the “Withdrawal Deadline”). Holders who validly tender their Securities after the Early Tender Date and at or before the Expiration Date will only be eligible to receive the Tender Consideration, which is the Total Consideration minus the Early Tender Premium.

Holders wishing to participate in the Offer must submit either (i) a Competitive Offer at an Offer Price that specifies the minimum amount of cash (which shall be inclusive of the Early Tender Premium, no less than the Minimum Offer Price, no more than the Maximum Offer Price and in increments of $2.50 above the Minimum Offer Price) such Holder wishes to receive in respect of each $1,000 principal amount of Securities tendered; or (ii) a Non-Competitive Offer, which does not specify an Offer Price and will be deemed to have been made at the Minimum Offer Price.

Under the modified “Dutch Auction” procedure, the Company will accept Securities validly tendered in the order of the lowest to the highest Offer Prices specified (or deemed to have been specified) by tendering Holders and will select the single lowest price per $1,000 principal amount of Securities validly tendered that will enable the Company to purchase an aggregate principal amount of Securities equal to the Tender Cap (or, if the aggregate principal amount of Securities validly tendered is lower than the Tender Cap, to purchase all Securities so tendered). Such price will be the Total Consideration, which includes the Early Tender Premium, and will be no less than the Minimum Offer Price and no greater than the Maximum Offer Price.

The Company will announce whether it will accept any tenders of Securities and, if so, the aggregate principal amount to be repurchased, the Proration Factor (if any), the Total Consideration and the Tender Consideration on the business day following the Expiration Date, which is expected to be 11 March 2011. Settlement is expected to occur on 15 March 2011 (the “Settlement Date”).

All Holders who validly submit a Non-Competitive Offer or a Competitive Offer at an Offer Price that is at or below the Total Consideration will have their Securities accepted in the Offer and will receive the Total Consideration or Tender Consideration, as applicable, on the Settlement Date, subject to possible proration as fully described in the Offer to Purchase, together with Accrued Interest on such Securities accepted for purchase. Holders who submit a Competitive Offer at an Offer Price that is above the Total Consideration will not have their Securities accepted for purchase in the Offer.

If the aggregate principal amount of Securities validly tendered (and not validly withdrawn) at Offer Prices equal to or lower than the Total Consideration exceeds the Tender Cap, subject to the terms and conditions set forth in the Offer to Purchase, the Company will then accept for purchase (i) first, all duly submitted Non-Competitive Offers, subject to possible proration; (ii) second, all duly submitted Competitive Offers that specify Offer Prices lower than the Total Consideration; and (iii) third, all duly submitted Competitive Offers that specify Offer Prices equal to the Total Consideration, subject to possible proration. Each tender of Securities reduced on a pro rata basis will be rounded down to the nearest $1,000 principal amount, provided that no tender of Securities shall be accepted in this manner where the acceptance of prorated Securities under the Offer would result in a residual amount of Securities held by a tendering Holder totalling less than $1,000 principal amount.

Subject to applicable law and as provided in the Offer to Purchase, the Company may, in its sole discretion, extend, re-open, amend, waive any condition of or terminate the Offer at any time. Details of any such extension, re-opening, amendment, waiver or termination will be announced as soon as reasonably practicable after the relevant decision is made.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Securities whether such intermediary would require to receive instructions to participate in or revoke their instructions to participate in the Offer before the deadlines set out above.

Citigroup Global Markets Limited, J.P. Morgan Securities LLC and J.P. Morgan Securities Ltd. are acting as Dealer Managers. Citibank, N.A. is the Tender and Information Agent. This news release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer is made only by the Offer to Purchase and related Letter of Transmittal dated as of today’s date, and the information in this news release is qualified by reference to the Offer to Purchase and related Letter of Transmittal.

Requests for information in relation to the Offer should be directed to:

CITIGROUP GLOBAL MARKETS LIMITED
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attn: Liability Management Group
Toll free: (800) 558 3745
Collect: (212) 723 6106
London: +44 (0) 20 7986 8969
E-mail: liabilitymanagement.europe@citi.com

J.P. MORGAN SECURITIES LLC
383 Madison Avenue
New York, NY 10179
United States of America
Attn: Liability Management Group
Tel: (212) 270 1200
J.P. MORGAN SECURITIES LTD.
10 Aldermanbury
London EC2V 7RF
United Kingdom
Attn: Liability Management Group
Tel: +44 (0) 20 7325 9633

Requests for information in relation to the procedures for tendering Securities and participating in the Offer should be directed to:

CITIBANK, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attn: Exchange Team
Tel.: +44 (0) 20 7508 3867
Fax: + 44 (0) 20 3320 2405
E-mail: exchange.gats@citi.com

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Securities in the Offer. None of the Dealer Managers, the Tender and Information Agent or the Company makes any recommendation as to whether Holders should participate in the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession the Offer to Purchase comes are required by the Company, the Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

NONE OF THE OFFER TO PURCHASE, THIS ANNOUNCEMENT OR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF AUSTRIA, BELGIUM, FRANCE, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

Any materials relating to the Offer do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. If a jurisdiction requires that the Offer be made by a licensed broker or dealer and the Dealer Managers or any of their affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made by the Dealer Managers or the relevant affiliate on behalf of the Company in such jurisdiction where they are so licensed and the Offer is not being made in any such jurisdiction where the Dealer Managers or any of their affiliates are not so licensed.

Austria. Neither the Offer to Purchase nor any other documents or materials relating to the Offer are subject to the Austrian Capital Markets Act (Kapitalmarktgesetz) and have not been submitted to or will be submitted for approval or registration with the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde). Accordingly, the Offer to Purchase has not been and will not be approved by the Austrian Financial Market Authority or any other regulatory body in Austria. The Dealer Managers will not hold any physical meetings in Austria with Holders in connection with the Offer.

Belgium.  None of the Offer to Purchase, this announcement or any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of April 1, 2007 on public takeover bids (as amended or replaced from time to time). Accordingly, the Offer may not be advertised and will not be extended, and none of the Offer to Purchase, this announcement or any other documents or materials relating to the Offer has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time) (the Belgian Public Offer Law), acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase and this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France.  None of the Offer to Purchase, this announcement or any other offering material or information relating to the Offer, has been submitted for clearance to the Autorité des Marchés Financiers and they may not be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in the French Republic, except to (i) providers of investment services relating to portfolio management for the account of third parties or (ii) qualified investors (“investisseurs qualifiés”), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier.

Italy.  The Offer is not being made in Italy.  The Offer and the Offer to Purchase have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa pursuant to Italian laws and regulations.  Accordingly, Holders are hereby notified that, to the extent such Holders are persons resident or located in Italy, the Offer is not available to them and they may not tender Securities pursuant to the Offer and, as such, any acceptance of Securities tendered by such persons shall be ineffective and void, and none of the Offer to Purchase, the Letter of Transmittal, this announcement or any other offering material relating to the Offer or the Securities may be distributed or made available in Italy.

South Africa.  Pursuant to South African Exchange Control regulations, no Securities were offered or sold to prospective investors in South Africa. Accordingly, the Offer is not being made to any person resident or located in South Africa. Holders are hereby notified that, to the extent such Holders are persons resident or located in South Africa, the Offer is not available to them and they may not tender Securities pursuant to the Offer and, as such, any acceptance of Securities tendered by such persons shall be ineffective and void, and none of the Offer to Purchase, the Letter of Transmittal or any other offering material relating to the Offer or the Securities may be distributed or made available in South Africa.

United Kingdom.  The communication of the Offer to Purchase, this announcement and any other documents or materials relating to the Offer is not being made, and such documents and materials have not been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 9, 2011

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller